Exhibit 99.1

General information about company

Scrip code	500295

NSE Symbol	VEDL

MSEI Symbol

ISIN	INE205A01025

Name of the company	VEDANTA LIMITED

Type of meeting	AGM

Date of the meeting / last day of receipt of postal ballot forms (in case of Postal Ballot)	11-07-2019

Start time of the meeting	10:30 AM

End time of the meeting	02:20 PM

Scrutinizer Details

Name of the Scrutinizer	Upendra C Shukla

Firms Name	Upendra Shukla

Qualification	CS

Membership Number	2727

Date of Board Meeting in which appointed	07-05-2019

Date of Issuance of Report to the company	11-07-2019

Voting results

Record date	04-07-2019

Total number of shareholders on record date	627425

No. of shareholders present in the meeting either in person or through proxy

a) Promoters and Promoter group	5

b) Public	281

No. of shareholders attended the meeting through video conferencing

a) Promoters and Promoter group	0

b) Public	0

No. of resolution passed in the meeting	10

Disclosure of notes on voting results	Add Notes

Resolution (1)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To receive, consider and adopt the audited standalone financial statement of the Company for the financial year ended March 31, 2019 and the reports of the Board of Directors and Auditors thereon

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000

Public- Institutions	E-Voting	1317643204	1116009000	84.6974	1115295034	713966	99.9360	0.0640
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1317643204	1116009000	84.6974	1115295034	713966	99.9360	0.0640

Public- Non Institutions	E-Voting	535934647	66737220	12.4525	66736237	983	99.9985	0.0015
	Poll		214482	0.0400	210683	3799	98.2288	1.7712
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	535934647	66951702	12.4925	66946920	4782	99.9929	0.0071

	Total	3717196639	3046473794	81.9562	3045755046	718748	99.9764	0.0236

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0

Resolution (2)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To receive, consider and adopt the audited consolidated financial statement of the Company for the financial year ended March 31, 2019 and the report of Auditors thereon

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000

Public- Institutions	E-Voting	1317643204	1116009000	84.6974	1115295034	713966	99.9360	0.0640
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1317643204	1116009000	84.6974	1115295034	713966	99.9360	0.0640

Public- Non Institutions	E-Voting	535934647	66737219	12.4525	66736176	1043	99.9984	0.0016
	Poll		214482	0.0400	210902	3580	98.3309	1.6691
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	535934647	66951701	12.4925	66947078	4623	99.9931	0.0069

	Total	3717196639	3046473793	81.9562	3045755204	718589	99.9764	0.0236

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0

Resolution (3)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To confirm the payment of two Interim Dividends aggregating to Rs.18.85 per equity share for the financial year ended March 31, 2019

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000

Public- Institutions	E-Voting	1317643204	1122862974	85.2175	1122862974	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1317643204	1122862974	85.2175	1122862974	0	100.0000	0.0000

Public- Non Institutions	E-Voting	535934647	66773394	12.4592	66772452	942	99.9986	0.0014
	Poll		214482	0.0400	211226	3256	98.4819	1.5181
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	535934647	66987876	12.4993	66983678	4198	99.9937	0.0063

	Total	3717196639	3053363942	82.1416	3053359744	4198	99.9999	0.0001

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0

Resolution (4)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To confirm the payment of Preference Dividend on 7.5% Non-Cumulative Non-Convertible Redeemable Preference shares, for the period from April 1, 2018 up to the date of redemption i.e. October 27, 2018

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000

Public- Institutions	E-Voting	1317643204	1122862974	85.2175	1122862974	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1317643204	1122862974	85.2175	1122862974	0	100.0000	0.0000

Public- Non Institutions	E-Voting	535934647	66771752	12.4589	66769935	1817	99.9973	0.0027
	Poll		214452	0.0400	210683	3769	98.2425	1.7575
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	535934647	66986204	12.4990	66980618	5586	99.9917	0.0083

	Total	3717196639	3053362270	82.1415	3053356684	5586	99.9998	0.0002

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0

Resolution (5)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To appoint Ms. Priya Agarwal (DIN 05162177), who retires by rotation and being eligible, offers herself for re-appointment as a Director

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000

Public- Institutions	E-Voting	1317643204	1112079727	84.3992	1089657986	22421741	97.9838	2.0162
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1317643204	1112079727	84.3992	1089657986	22421741	97.9838	2.0162

Public- Non Institutions	E-Voting	535934647	65492473	12.2202	65164933	327540	99.4999	0.5001
	Poll		214482	0.0400	210394	4088	98.0940	1.9060
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	535934647	65706955	12.2603	65375327	331628	99.4953	0.5047

	Total	3717196639	3041299774	81.8170	3018546405	22753369	99.2519	0.7481

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0

Resolution (6)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider appointment of Mr. Srinivasan Venkatakrishnan DIN 08364908 as the Whole-Time Director, designated as Chief Executive Officer CEO of the Company for the period from March 01, 2019 to August 31, 2021

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000

Public- Institutions	E-Voting	1317643204	1087703844	82.5492	1042547505	45156339	95.8485	4.1515
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1317643204	1087703844	82.5492	1042547505	45156339	95.8485	4.1515

Public- Non Institutions	E-Voting	535934647	66666761	12.4393	65042188	1624573	97.5631	2.4369
	Poll		214482	0.0400	210394	4088	98.0940	1.9060
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	535934647	66881243	12.4794	65252582	1628661	97.5648	2.4352

	Total	3717196639	3018098179	81.1929	2971313179	46785000	98.4499	1.5501

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0

Resolution (7)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider re-appointment of Mr. Tarun Jain (DIN 00006843) as Non-Executive Director of the Company for a period of one 1 year effective April 1, 2019 to March 31, 2020

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000

Public- Institutions	E-Voting	1317643204	1122862974	85.2175	1101221320	21641654	98.0726	1.9274
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1317643204	1122862974	85.2175	1101221320	21641654	98.0726	1.9274

Public- Non Institutions	E-Voting	535934647	66772434	12.4591	66744100	28334	99.9576	0.0424
	Poll		214482	0.0400	210394	4088	98.0940	1.9060
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	535934647	66986916	12.4991	66954494	32422	99.9516	0.0484

	Total	3717196639	3053362982	82.1416	3031688906	21674076	99.2902	0.7098

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0

Resolution (8)

Resolution required: (Ordinary / Special)	Special

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider and approve payment of remuneration to Mr. Tarun Jain (DIN 00006843), Non-Executive Director in excess of the limits prescribed under SEBI (Listing Obligations and Disclosure Requirements Regulations), 2015

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000

Public- Institutions	E-Voting	1317643204	1122862974	85.2175	1094106696	28756278	97.4390	2.5610
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1317643204	1122862974	85.2175	1094106696	28756278	97.4390	2.5610

Public- Non Institutions	E-Voting	535934647	66765996	12.4579	65166162	1599834	97.6038	2.3962
	Poll		214482	0.0400	210394	4088	98.0940	1.9060
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	535934647	66980478	12.4979	65376556	1603922	97.6054	2.3946

	Total	3717196639	3053356544	82.1414	3022996344	30360200	99.0057	0.9943

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0

Resolution (9)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider the appointment of Mr. Mahendra Kumar Sharma (DIN 00327684) as an Independent Director of the Company

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000

Public- Institutions	E-Voting	1317643204	1122862974	85.2175	1046384998	76477976	93.1890	6.8110
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1317643204	1122862974	85.2175	1046384998	76477976	93.1890	6.8110

Public- Non Institutions	E-Voting	535934647	66766898	12.4580	66739859	27039	99.9595	0.0405
	Poll		225047	0.0420	210429	14618	93.5045	6.4955
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	535934647	66991945	12.5000	66950288	41657	99.9378	0.0622

	Total	3717196639	3053368011	82.1417	2976848378	76519633	97.4939	2.5061

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0

Resolution (10)

Resolution required: (Ordinary / Special)	Ordinary

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2020

Category	Mode of voting	No. of shares held (1)	No. of votes polled (2)	% of Votes polled on outstanding shares (3)=[(2)/(1)]*100	No. of votes – in favour (4)	No. of votes – against (5)	% of votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1863618788	1863513092	99.9943	1863513092	0	100.0000	0.0000

Public- Institutions	E-Voting	1317643204	1122862974	85.2175	1122862974	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	1317643204	1122862974	85.2175	1122862974	0	100.0000	0.0000

Public- Non Institutions	E-Voting	535934647	66772569	12.4591	66745339	27230	99.9592	0.0408
	Poll		214482	0.0400	210424	4058	98.1080	1.8920
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	535934647	66987051	12.4991	66955763	31288	99.9533	0.0467

	Total	3717196639	3053363117	82.1416	3053331829	31288	99.9990	0.0010

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0